UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact March | 2026

Azul Announces Reverse Stock Split

São Paulo, March 25, 2026 – Azul S.A. ("Azul" or "Company") (B3: AZUL53; OTC: AZLUY) in addition to the information disclosed by means of a Material Fact dated March 3, 2026 ("Material Fact"), hereby announces that the Company's shareholders approved, at the Extraordinary General Meeting held on March 25, 2026 ("EGM"), the reverse split of all common shares issued by the Company, in the proportion of 150,000 (one hundred and fifty thousand) shares to form one (1) share (reverse split ratio), with no change to the amount of Company’s share capital ("Reverse Split").

The effectiveness and effective implementation of the Reverse Split will take effect as of April 20, 2026, so that, as informed in the Material Fact, as well as in the materials made available in connection with the EGM call notice, holders of common shares issued by the Company in an amount that is not a multiple of 150,000 may, until April 17, 2026, at their sole discretion, adjust their respective positions through market transactions by aggregating their holdings into lots that are multiples of 150,000 shares, by trading on B3 through their brokers, in accordance with B3’s own operational rules.

As of April 20, 2026, the reverse split will be fully effective and the Company's shares will be traded exclusively on a post-split basis, and the standard trading lot will be reduced from one million (1,000,000) to one hundred (100) shares and the trading factor will become one (1) share. As informed to the Company by B3, following the Reverse Split the Company’s shares will be traded under the ticker AZUL3 instead of the current AZUL53.

Azul will keep its shareholders and the market informed of all relevant developments of these processes in full compliance with applicable laws and regulations.

About Azul

Azul S.A. (B3: AZUL53; OTC: AZLUY), Brazil's largest airline by number of cities served, offers more than 800 daily flights to 137 destinations. With an operational fleet of about 170 aircraft and more than 15,000 crew members, the company operates a network of 250 direct routes. Azul was ranked by Cirium, a leading aviation data analytics company, as the 2nd most punctual airline in the world in 2023. In 2020, it was elected the best airline in the world by TripAdvisor, being the first time that a Brazilian company won first place in the Traveler's Choice Awards. For more information, visit Azul's website: www.voeazul.com.br/imprensa.

Contact

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Press Relations Phone: +55 11 98196-1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 25, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer